SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 8)
                        --------------------------------

                          GLOBALNET FINANCIAL.COM, INC.
                       (Name of Subject Company (Issuer))

                           GLOBALNET ACQUISITIONS INC.
                               NEWMEDIA SPARK PLC
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                     37937R
                      (CUSIP Number of Class of Securities)

                                 Joel D. Plasco
                              33 Glasshouse Street
                                 London W1B 5DG
                                 United Kingdom
                                +44.207.851.7777
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                David E. Schulman
                                 Brian M. McCall
                                2 Serjeants' Inn
                                     Dechert
                                 London EC4Y 1LT
                                 United Kingdom
                                +44 207.583.5353
                        --------------------------------



____ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

X     third-party tender offer subject to Rule 14d-1.

____ issuer tender offer subject to Rule 13e-4.

____ going-private transaction subject to Rule 13e-3.

____ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ____

     This Amendment No. 8 (the "Amendment") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on July 25, 2001 and amended by Amendment No. 1 filed on August 9, 2001, Amendment No. 2 filed on August 16, 2001, Amendment No. 3 filed on August 20, 2001, Amendment No. 4 filed on August 21, 2001, Amendment No. 5 filed on August 30, 2001, Amendment No. 6 filed on September 4, 2001 and Amendment No. 7 filed on September 11, 2001 (as amended, the "Schedule TO") by GlobalNet Acquisitions Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of NewMedia SPARK plc, a public limited company organized under the laws of England and Wales ("Parent"), relating to the offer by Purchaser to purchase (i) all the outstanding shares of Common Stock, par value $.001 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Rights Agreement"), dated as of July 19, 2001, by and between the Company (as defined below) and The Bank of New York, as Rights Agent (the "Common Shares"), and (ii) all the outstanding shares of Class A Common Stock, par value $.001 per share, including the rights to purchase the Series B Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the "Class A Shares"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Company"), at a purchase price of $0.45 per Common Share and $0.045 per Class A Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 1, 4, 8 and 11 are hereby amended and supplemented to add the following information:

     "The subsequent offering period to the tender offer was scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 12, 2001. On September 13, 2001, Parent issued a press release announcing a further extension of the subsequent offering period. The subsequent offering period is now scheduled to expire at 5:00 p.m., New York City time, on Friday, September 21, 2001. The full text of Parent's press release is attached hereto as Exhibit (a)(1)(P) and incorporated herein by reference."

Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     "(a)(1)(P) Press Release issued by Parent on September 13, 2001."

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   GLOBALNET ACQUISITIONS INC.


                                   By:  /s/ Joel D. Plasco
                                        -----------------------
                                        Name:  Joel D. Plasco
                                        Title: President


                                   NEWMEDIA SPARK PLC


                                   By:  /s/ Joel D. Plasco
                                        -----------------------
                                        Name:  Joel D. Plasco
                                        Title: Director

Dated: September 13, 2001

                                                               EXHIBIT (a)(1)(P)

13 September 2001

NewMedia SPARK plc Announces Extension of Subsequent Offering Period

NewMedia SPARK plc (LSE: NMS) ("SPARK") today announced the further extension of the subsequent offering period in connection with the cash tender offer to purchase all of the outstanding shares of GlobalNet Financial.com, Inc. (Nasdaq:
GLBN; LSE: GLFA) ("GlobalNet"). Due to the tragic events in the United States which occurred on Tuesday 11 September 2001, SPARK has extended the subsequent offering period to enable shareholders who were unable to tender during Tuesday and Wednesday to have an opportunity to tender their shares . The subsequent offering period will now expire at 5:00 p.m. on Friday September 21, 2001, unless further extended. As a result of the recent events in New York city, the Bank of New York which is acting as depository for the Offer, is in the process of relocating its 101 Barclay Street office and SPARK will announce as soon as available a new location where The Bank of New York will be accepting completed Letters of Transmittal to accept the Offer. The subsequent offering period to the tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 12, 2001.

During the extended subsequent offering period, common stock and class A common stock of GlobalNet will be purchased at a price of $0.45 per share of common stock and $0.045 per share of class A common stock, net to the seller in cash, without interest thereon.

If shares representing at least of 80.1% of the combined voting power of GlobalNet are tendered before the expiration of the subsequent offering period, GlobalNet Acquisitions (a wholly owned subsidiary of SPARK) intends to exercise its option to purchase an additional amount of shares of GlobalNet common stock so that following such exercise GlobalNet Acquisitions will own shares representing at least 90% of the combined voting power of GlobalNet. In such case, SPARK intends to complete the merger of GlobalNet Acquisitions with and into GlobalNet under Section 253 of the Delaware General Corporation Law.

The terms of the offer and other  relevant  information  are  available  through
public   filings  made  by  GlobalNet   Acquisitions   Inc.  and   GlobalNet  at
http://www.sec.gov.

The information agent for the tender offer is MacKenzie Partners, Inc. For additional information please contact MacKenzie Partners, Inc. at (800) 322-2885 (calling from inside the United States) or 00 800 3222 8851 (calling from outside the United States).

The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement filed with the SEC contain important information, which should be read carefully before any decision is made with respect to the offer. GlobalNet stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by GlobalNet Acquisitions Inc. and GlobalNet with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by GlobalNet stockholders without cost to them from MacKenzie Partners, Inc.

Contacts:

Joel Plasco - NewMedia SPARK plc +44 (0)20 7851 7777